SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                              (AMENDMENT NO. 1)

                            HARVEYS CASINO RESORTS
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                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (Title of Class of Securities)

                                NOT APPLICABLE
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                                (CUSIP Number)

                            JONATHAN H. GRUNZWEIG
                           C/O COLONY CAPITAL, INC.
                     1999 AVENUE OF THE STARS, SUITE 1200
                        LOS ANGELES, CALIFORNIA 90067
                                (310) 282-8800
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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               with a copy to:

                            NICK P. SAGGESE, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      300 SOUTH GRAND AVENUE, SUITE 3400
                      LOS ANGELES, CALIFORNIA 90071-3144
                                (213) 687-5000

                                APRIL 17, 2000
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           (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: o

                        (Continued on following pages)



CUSIP No. NOT APPLICABLE                13D            Page 2 of 12 Pages
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  1     NAME OF REPORTING PERSON
        COLONY HCR VOTECO, LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  /_/
                                                                    (b)  |X|
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  3     SEC USE ONLY

------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                    /_/
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
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   NUMBER OF     7        SOLE VOTING POWER
     SHARES               39,087
   BENEFICIAL             (Includes 287 shares which may be acquired upon
    LY OWNED              conversion of the Series A Preferred) (See Item 3)
    BY EACH     --------------------------------------------------------------
   REPORTING     8        SHARED VOTING POWER
     PERSON               -0-
      WITH      --------------------------------------------------------------
                 9        SOLE DISPOSITIVE POWER
                          39,087
                          (Includes 287 shares which may be acquired upon
                          conversion of the Series A Preferred) (See Item 3)
                --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                          -0-
-------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        39,087
        (Includes 287 shares which may be acquired upon conversion of the
         Series A Preferred) (See Item 3)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                        /_/
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        98.0%
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  14    TYPE OF REPORTING PERSON
        OO
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CUSIP No.  NOT APPLICABLE               13D
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  1     NAME OF REPORTING PERSON
        THOMAS J. BARRACK, JR.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) /_/
                                                                  (b) |X|
-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                /_/
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
-------------------------------------------------------------------------------
    NUMBER OF     7      SOLE VOTING POWER
     SHARES              -0-
   BENEFICIAL    --------------------------------------------------------------
    LY OWNED      8      SHARED VOTING POWER
    BY EACH              39,087
   REPORTING             (Includes 287 shares which may be acquired upon
     PERSON              conversion of the Series A Preferred) (See Item 3)
      WITH       --------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER
                          -0-
                 --------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER
                         39,087
                         (Includes 287 shares which may be acquired upon
                         conversion of the Series A Preferred) (See Item 3)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        39,087
        (Includes 287 shares which may be acquired upon conversion of the
         Series A Preferred) (See Item 3)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                    /_/
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        98.0%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------------



CUSIP No.  NOT APPLICABLE               13D
-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        KELVIN L. DAVIS

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) /_/
                                                                  (b) |X|
-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                              /_/
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
-------------------------------------------------------------------------------
    NUMBER OF     7      SOLE VOTING POWER
     SHARES             -0-
   BENEFICIAL    --------------------------------------------------------------
    LY OWNED      8     SHARED VOTING POWER
    BY EACH             39,087
   REPORTING            (Includes 287 shares which may be acquired upon
     PERSON             conversion  of the Series A Preferred) (See Item 3)
      WITH       --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
                        -0-
                  10    SHARED DISPOSITIVE POWER
                        39,087
                        (Includes 287 shares which may be acquired upon
                        conversion of the Series A Preferred) (See Item 3)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        39,087
        (Includes 287 shares which may be acquired upon conversion of the Series A Preferred) (See Item 3)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                /_/
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        98.0%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------------



      This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D, dated February 1, 1999 (the "Schedule 13D"), filed by Colony HCR Voteco, LLC ("Voteco"), Thomas J. Barrack, Jr. ("Mr. Barrack") and Kelvin L. Davis ("Mr. Davis") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Harveys Casino Resorts (the "Issuer"). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND.

            Item 2 of the Schedule 13D is hereby amended by restating the information set forth in the second paragraph thereof with respect to Mr. Davis as follows:

            Mr. Davis' principal occupation is serving as a partner of Texas Pacific Group. Mr. Davis also is a Manager of, and holds a majority membership interest in, Voteco. Mr. Davis is a citizen of the United States of America. The business address of Mr. Davis is 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

                  On April 17, 2000, PH Casino Resorts, Inc., a Delaware corporation and direct wholly owned subsidiary of the Issuer ("PHCR"), Pinnacle Acquisition Corporation, a Delaware corporation and direct wholly owned subsidiary of PHCR ("Pinnacle Acq Corp"), and Pinnacle Entertainment, Inc. ("Pinnacle") entered into an Agreement and Plan of Merger (the "Pinnacle Merger Agreement"), pursuant to which PHCR will acquire by merger (the "Pinnacle Merger") all of the outstanding shares of capital stock of Pinnacle in exchange for the right of Pinnacle stockholders to receive cash for such shares. Following the consummation of the Pinnacle Merger, Pinnacle would survive as a wholly owned subsidiary of PHCR.

                  Concurrently with the execution of the Pinnacle Merger Agreement, PHCR, Harveys Acquisition Corporation, a Nevada corporation and direct wholly owned subsidiary of PHCR ("Harveys Acq Corp"), and the Issuer entered into an Agreement and Plan of Merger (the "Harveys Merger Agreement"), pursuant to which PHCR will acquire by merger (the "Harveys Merger") all of the outstanding shares of Class A Common and Class B Common in exchange for shares of Class A Common Stock of PHCR and Class B Common Stock of PHCR, respectively. Following the consummation of the Harveys Merger, the Issuer would survive as a wholly owned subsidiary of PHCR.

                  In connection with, and immediately prior to the consummation of the Pinnacle Merger and the Harveys Merger, Voteco intends to convert all of the shares of Series A Preferred owned by it (which shares constitute all of the shares of Series A Preferred outstanding) into shares of Class A Common in accordance with the terms of the Series A Preferred, and Colony III intends to convert all of the shares of Series B Preferred owned by it (which shares constitute all of the shares of Series B Preferred outstanding) into shares into Class B Common in accordance with the terms of the Series B Preferred (the "Conversion"). Voteco currently owns 10 shares of Series A Preferred and Colony III currently owns 99,990 shares of Series B Preferred. Each share of Series A Preferred is convertible into 28.7309164 shares of Class A Common, and each share of Series B Preferred is convertible into 28.7309164 shares of Class B Common. As a result of the Conversion, and immediately prior to the Harveys Merger, the Series A Preferred will be converted into approximately 287 shares of Class A Common, and the Series B Preferred will be converted into approximately 2,872,804 shares of Class B Common.

                  In connection with the Conversion, the accrued and unpaid dividends on the shares of Series A Preferred and Series B Preferred will be paid in additional shares of Class A Common and Class B Common, respectively, at an implied price per share of $54.12. It is estimated that at the time of the Conversion the aggregate amount of such accrued and unpaid dividends on the Series A Preferred and Series B Preferred will be approximately $16 million. As a result, immediately prior to the Harveys Merger, Voteco will receive approximately 30 shares of Class A Common and Colony III will receive approximately 295,610 shares of Class B Common, in payment of the accrued and unpaid dividends.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

                  The purpose of the Conversion is to simplify the Harveys Merger by eliminating the need to provide for conversion of the Series A Preferred and the Series B Preferred, respectively, pursuant to the Harveys Merger.

                  Pursuant to the Harveys Merger Agreement, Harveys Acq Corp will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of PHCR. Upon the closing of the Merger, PHCR will acquire ownership of all of the outstanding shares of Class A Common and Class B Common. At the effective time of the Harveys Merger, the directors of Harveys Acq Corp immediately prior to such effective time will become the directors of the Issuer.

                  The Class A Common will cease to be registered under
      Section 12(g) of the Exchange Act following the closing of the Harveys Merger, and PHCR's Class A Common Stock will be registered thereunder.

                  The response to this Item 4 is qualified in its entirety by reference to the Harveys Merger Agreement, which is filed as an exhibit hereto and which is incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by herein by reference the responses to Items 3 and 4 hereof and by adding the following paragraph at the end thereof:

                  The response to this Item 6 is qualified in its entirety by reference to the Harveys Merger Agreement, which is filed as an exhibit hereto and which is incorporated by reference herein.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following immediately at the end thereof:


Exhibit 5 Agreement and Plan of Merger, dated as of April 17, 2000, among PH Casino Resorts, Inc., Harveys Acquisition Corporation and Harveys Casino Resorts


                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    COLONY HCR VOTECO, LLC


Date:  April 27, 2000               By:/s/ Kelvin L. Davis
                                       ----------------------------------
                                       Kelvin L. Davis
                                       Member



                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  April 27, 2000                     /s/ Thomas J. Barrack, Jr.
                                          --------------------------
                                          THOMAS J. BARRACK, JR.





                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  April 27, 2000                     /s/ Kelvin L. Davis
                                          -------------------
                                          KELVIN L. DAVIS




                                 EXHIBIT INDEX



                                                                     Page No.

Exhibit 5   Agreement and Plan of Merger, dated as of April 17,
            2000, among PH Casino Resorts, Inc., Harveys Acquisition Corporation and Harveys Casino Resorts.